

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 7, 2018

<u>Via E-mail</u>
Peter J. Vogt
Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda, HM08

      Re: AXIS Capital Holdings Limited
            10-K for Fiscal Year Ended December 31, 2017
            Filed February 28, 2018
            File No. 001-31721

Dear Mr. Vogt:

      We refer you to our comment letter dated June 29, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance